UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(Amendment No.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

SBI VeriTrans Kabushiki Kaisha

(Name of Subject Company)

SBI VeriTrans Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

SBI Holdings, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable.

(CUSIP Number of Class of Securities (if applicable))

Tomohiro Yamaguchi

Director & CFO

SBI VeriTrans Co., Ltd.

Izumi Garden Tower 28F,

6-1, Roppongi 1-chome,

Minato-ku, Tokyo 106-6028, Japan

+81-3-6229-0850

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Yasutaro Sawada

Director & CFO

SBI Holdings, Inc.

Izumi Garden Tower 19F,

6-1, Roppongi 1-chome

Minato-ku, Tokyo 106-6019, Japan

+81-3-6229-0100

N/A

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 amends the Form CB submitted by SBI Holdings, Inc. to the Securities and Exchange Commission on February 25, 2011.

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

Exhibit I-1: SBI Holdings, Inc.’s press release entitled “Notice regarding Execution of Share Exchange Agreement to Convert SBI VeriTrans Co., Ltd. into a Wholly-Owned Subsidiary of SBI Holdings, Inc.,” dated February 24, 2011.*

Exhibit I-2: SBI VeriTrans Co., Ltd.’s Convocation Notice for the 15th Annual Meeting of Shareholders, dated June 6, 2011

Exhibit I-3: SBI VeriTrans Co., Ltd.’s Notice of Share Exchange, dated June 6, 2011

* Previously submitted

Item 2.   Informational Legends

Included in Exhibits I-2 and I-3.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Exhibit II-1: SBI VeriTrans Co., Ltd.’s Extraordinary Report Concerning Execution of a Share Exchange Agreement, dated February 24, 2011.*

* Previously submitted

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on February 25, 2011.

(2)	Not applicable.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yasutaro Sawada
(Signature)

Yasutaro Sawada Director & CFO SBI Holdings, Inc.
(Name and Title)

June 7, 2011
(Date)

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